INVESTMENT MANAGEMENT

Reliable Partner | Reliable Investing®

(d)(1)(A)(ii)

May 1, 2023

Voya Investors Trust

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Management Fee Waiver

Ladies and Gentlemen:

By this letter dated May 1, 2023, we have agreed to waive a portion of the management fee, as set forth in the table below, payable to us under the Investment Management Agreement, dated May 1, 2017, between Voya Investments, LLC ("VIL") and Voya Investors Trust ("VIT") (the "Agreement"), with respect to Voya High Yield Portfolio, VY® Invesco Growth and Income Portfolio, VY® Morgan Stanley Global Franchise Portfolio, and VY® T. Rowe Price Equity Income Portfolio (collectively, the "Portfolios"), each a series of VIT, indicated in the table below. By this letter, we agree to waive that fee for the period from May 1, 2023 through May 1, 2024.

VIL acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Series	Waiver
(as a percentage of
average daily net assets)
Voya High Yield Portfolio	0.015%
VY® Invesco Growth and Income Portfolio	0.030%
VY® Morgan Stanley Global Franchise	0.026%
Portfolio
VY® T. Rowe Price Equity Income Portfolio	0.030%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VIT.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2023

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Todd Modic____________

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Investors Trust

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized